May 9, 2007

VIA FACSIMILE & EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn:       Jill Davis
               Mark A. Wojciechowski

Re:                             American Crystal Sugar Company
Form 10-K for the Fiscal Year Ended August 31, 2006 Filed November 29, 2006
File No. 033-83868

Dear Ms. Davis and Mr. Wojciechowski:

On behalf of American Crystal Sugar Company (the “Company”), I am responding to your comment letter dated April 26, 2007 regarding American Crystal’s Form 10-K for the fiscal year ended August 31, 2006 (the “10-K”) and Form 10-Q for the quarterly period ended November 30, 2006 (the “10-Q”) filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2006, and January 16, 2007, respectively.

The following responses to your comments are numbered to correspond to the numbered paragraphs contained in your letter dated April 26, 2007.  We have also included the text of your original questions in order to facilitate review.

Form 10-K for the Fiscal Year Ended August 31, 2006

Business, page 2

Available Information, page 9

1.               Please revise your disclosures to update the address of the SEC to be 100 F. Street N.E., Washington, DC, 20549.

In response to your request number 1, the Company will revise the address of the SEC on all periodic reports filed with the SEC going forward to 100 F. Street N.E., Washington, DC, 20549.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Liquidity and Capital Resources, page 15

2.               Your table of contractual obligations excludes amounts related to accrued employee benefits and other liabilities.  Item 303(a)(5) of Regulation S-K requires the tabular presentation to include other long-term liabilities that are reflected on your balance sheet, and if necessary, the table may be accompanied by footnotes to describe provisions that create, increase, or accelerate obligations, or other pertinent data necessary for an understanding of the timing and amount of your specified obligations.  Please revise your table accordingly, or tell us why you believe such guidance is not applicable.

In response to your request number 2 above, the revised Contractual Obligations table set forth below includes in the Other Long-Term Obligations category additional amounts for accrued employee benefits and other liabilities as well as corresponding footnotes describing certain amounts not included in the table.  All of these amounts were included in the consolidated financial statements of the Company as of August 31, 2006 contained in the Form 10-K.

(In Thousands)	Total	Less than One Year	One to Three Years	Four to Five Years	After Five Years
Long-Term Debt	$220,999	$20,962	$92,741	$40,433	$66,863
Interest on Fixed Rate L-T Debt	82,626	11,071	17,650	9,111	44,794
Purchase Obligations	76,537	27,332	45,374	3,606	225
Operating Lease Obligations	58,475	2,101	15,682	11,354	29,338
Other Long-Term Obligations¹	~~844~~ 49,237	~~186~~ 7,662	~~508~~ 7,196	~~124~~ 5,597	~~26~~ 28,782
Pension Plan Contributions~~¹~~²	4,000	4,000

Total Contractual Obligations	$ ~~443,481~~ 491,874	$ ~~65,652~~ 73,128	$~~171,955~~ 178,643	$ ~~$64,628~~ 70,101	$ ~~141,246~~ 170,002

¹                    Accrued Employee Benefits of $4.2 million with corresponding offsetting assets and requiring no future payments have been excluded from the amounts presented. Other Long-Term Liabilities of $3.2 million, which relate to deferred revenue, have also been excluded from the table as no future payment obligation exists.

~~¹~~²                   The Company expects to contribute approximately $4.0 million to the pension plans during the next fiscal year. Contributions for future years are not known at this time and therefore are not included in the above table.

The Contractual Obligations table in the Company’s future Annual Reports on Form 10-K will include amounts for accrued employee benefits and other liabilities.

Notes to the Consolidated Financial Statements, page A-8

Note 6 Investments in Marketing Cooperatives, page A-13

3.               Please tell us and revise your disclosures to explain if you have performed a complete analysis of the conditions set forth in FIN 46(R) in evaluating whether or not you are required to consolidate your investments in marketing cooperatives, and your investment in Crystech, LLC.

In response to your request number 3 above, the Company has performed a complete analysis of the conditions set forth in FIN 46(R) with regards to its investments in marketing cooperatives and investment in Crystech, LLC.  The Company does not believe that generally accepted accounting principles require it to disclose this fact in its filings.  However, the Company is willing to include the following additional disclosure in future Annual Reports on Form 10-K to the extent the Commission deems it advisable:

“Note (6) Investments in Marketing Cooperatives:

The Company has performed a complete analysis of the conditions set forth in FIN 46(R) and has determined that its investments in United and Midwest do not meet the criteria of Variable Interest Entities and therefore such entities are not consolidated in the Company’s Consolidated Financial Statements.”

“Note (7) Crystech, LLC:

The Company has performed a complete analysis of the conditions set forth in FIN 46(R) and has determined that its investment in Crystech, LLC does not meet the criteria of a Variable Interest Entity and therefore Crystech, LLC is not consolidated in the Company’s Consolidated Financial Statements.”

Note 10 Employee Benefit Plans, page A-16

4.               Please tell us if you have evaluated the 1999 and 2005 Long-Term Incentive Plans under the provisions of APB 25, SFAS 123 or SFAS 123(R).  If not, tell us why you believe the incentive plans do not fall within the scope of the related guidance.

In response to your question 4 above, the Company has reviewed the provisions of APB 25 and has determined that its 1999 and 2005 Long-Term Incentive Plans (LTIPs) do not fall within the scope of this guidance.

The “Scope of Opinion” paragraphs within APB 25 Accounting for Stock Issued to Employees identify compensatory and noncompensatory plans that issue stock and stock options as plans subject to the provisions of this opinion.  The Company’s LTIPs do not provide the participants of these plans with stock, an option to purchase stock, or any other type of equity instrument.   Given these facts the Company’s LTIPs do not fall within the scope of APB 25.

The Company has reviewed the provisions of SFAS 123 and has determined that the Company’s LTIPs do not fall within the scope of this guidance. The scope of SFAS 123, as worded in paragraph 6, is as follows:

“This Statement applies to all transactions in which an entity acquires goods or services by issuing equity instruments or by incurring liabilities to the supplier in amounts based on the price of the entity’s common stock or other equity instruments.  Therefore, it applies to all transactions in which an entity grants shares of its common stock, stock options, or other equity instruments to its employees, except for equity instruments held by an employee stock ownership plan.”

The Company’s LTIPs do not provide the participants of these plans with stock, an option to purchase stock, or any other type of equity instrument.  Additionally, since the Company does not gather data concerning private stock transactions nor does the Company’s stock trade on a stock exchange, on an over-the-counter market, or by any other single centralized means, the Company has no direct knowledge as to the trading values of its stock.  As such the LTIPs were developed such that the Company’s Board of Director’s, at its sole discretion, determines the value of the contract rights based on the information and beliefs held by the individual directors.  Given these facts the Company’s LTIPs do not fall within the scope of SFAS 123.

The Company has also reviewed the provisions of SFAS 123(R).  Since the scope of SFAS 123(R) is nearly identical to that of SFAS 123 (shown above), the Company has determined that the Company’s LTIPs also fall outside the scope of SFAS 123(R).  Furthermore, based on the effective date(s) of SFAS 123(R), the provisions of SFAS 123(R), if applicable, would apply to the Company for the fiscal year beginning September 1, 2006 and not for the fiscal year reported in the 10-K.

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

5.               In a March 4, 2005 Staff Alert entitled Annual Report Reminders, the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of regulation S-K.  We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

We also note that you have replaced the word “report” with “annual report” or “quarterly report” in paragraphs 2, 3, and 4 of the certifications in your Form 10-K and 10-Q.  Please revise all future certifications to be in the exact form set forth in Item 601 of Regulation S-B.

In response to your request number 5 above, the Company will revise all future certifications to conform with the exact form set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended November 30, 2006

Management’s Discussion and Analysis of Results of Operation and Financial Condition for the Three Months Ended November 31, 2006 and 2005, page 10

6.               We note for the consolidated statements of operations on page 3, that costs of sales for the three months ended November 30, 2006, is negative.  You explain on page 11 that a change in the net realizable value of product inventories impacted the cost of sales favorably.  Please expand your disclosure to more clearly explain why cost of sales decreased significantly, and why the amount is negative.  This comment also applies to your like disclosure in your Form 10-Q for the quarterly period ended February 28, 2007.

In response to your request 6 above, the Company has determined enhanced disclosure in the Management’s Discussion and Analysis of Results of Operations explaining the impact on cost of sales from changes in the net realizable value of product inventories will be contained in all future filings.  The following is an example of such enhanced disclosure with highlighted changes based on the Company’s Form 10-Q for the quarterly period ended November 30, 2006:

“Cost of sales for the three months ended November 30, 2006, exclusive of payments to members for sugarbeets, decreased $49.1 million as compared to the same period last year.  ~~The change in the net realizable value of product inventories impacted the cost of sales favorably by $53.6 million.~~ At the end of each reporting period, sugar and agri-product inventories are recorded at their net realizable value. The change in the net realizable value of these product inventories from the beginning of the reporting period is recorded on the balance sheet as either an increase or decrease to inventories with a corresponding dollar for dollar adjustment to cost of sales on the statement of operations.  The increase in the net realizable value of product inventories for the three months ended November 30, 2006 was $138.6 million as compared to an increase of $85.0 million for the same period ending November 30, 2005 resulting in a $53.6 million favorable change in the cost of sales between the two periods as shown in the table below.

(In Millions)	For the Three Months Ended November 30
	2006	2005	Change
Beginning Product Inventories at Net Realizable Value	$116.0	$95.0	$21.0	(1)
Ending Product Inventories at Net Realizable Value	(254.6)	(180.0)	(74.6)	(2)
Increase in the Net Realizable Value of Product Inventories	$(138.6)	$(85.0)	$(53.6)

(1)     The change is primarily due to a 23 percent increase in the per hundredweight net realizable value of sugar as of August 31, 2006 as compared to August 31, 2005.

(2)         The change is primarily due to a 44 percent increase in the hundredweight of sugar as of November 30, 2006 as compared to November 30, 2005.

[Table Added]

The costs associated with sugar purchased to meet customer needs decreased by $ .9 million due to an earlier campaign start-up this year.  The cost recognized associated with the non-member sugarbeets decreased $ .2 million for the three months ended November 30, 2006, when compared to the same period last year.  This decrease was primarily due to a lower per ton estimated grower payment this year resulting from the lower sugar content of the 2006 Sidney crop partially offset by an increase in tons processed.  Direct processing costs for sugar and pulp increased 13.2 percent.  The increase in direct processing costs was due to a 39.1 percent increase in tons processed partially offset by increased factory slice efficiencies and favorable natural gas prices.  Fixed and committed expenses increased 8.4 percent reflecting increased maintenance, depreciation and other general cost increases. The negative cost of sales for the three months ended November 30, 2006 results from the increase in the net realizable value of product inventories of $138.6 million exceeding the other components of the cost of sales by $35.2 million.”

* * * *

The Company respectfully submits its responses to your questions and comments in your letter dated April 26, 2007.  In addition to the responses above, a duly elected officer of the Company has executed the attached acknowledgement on behalf of the Company.

After you have had a chance to review the above comments, please call me to discuss any further questions or comments you might have on these responses.

Very truly yours,

/s/ Kimberly A Lowe

Kimberly A. Lowe
Attorney
Direct Dial:  612.492.7324
Email:  klowe@fredlaw.com

cc:                                Joseph J. Talley
Thomas S. Astrup
James J. Horvath
Mark Kalvoda
Ronald Petersen
Ty Inglis
Daniel C. Mott

COMPANY ACKNOWLEDGEMENT

The undersigned, each a duly elected officer of the American Crystal Sugar Company (the “Company”), by his signature below, acknowledges as of the date set forth below that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert a staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AMERICAN CRYSTAL SUGAR COMPANY

Dated:	May 9, 2007	/s/ Mark Kalvoda
		By:	Mark Kalvoda

Dated:	May 9, 2007	/s/ Joseph J. Talley
		By:	Joseph J. Talley